SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem” or “Seller”) and Petrobras S.A. – REFAP (Refinaria Alberto Pasquale) CNPJ nº 33.000.167/0001-01
Relation with the issuer	Petrobras holds a 47.03% interest in Braskem’s voting capital and 36.11% of its total capital
Object	Contract for the purchase and sale of propylene (polymer grade), with duration of 05 years, in which Petrobras is the supplier of the product.
Main terms and conditions	Agreement provides annual supply of 108,000 tons of propylene (polymer grade) by REFAP
Date of contract signature	November 1, 2016
Eventual participation of the other party, its partners or administrators in the issuer’s decision process or in the negotiation of the transaction as representatives of the issuer	Petrobras, its partners and administrators did not participate in the negotiations as representatives of the issuer.
Detailed justification on the reasons why the issuer’s management believes that the transaction complied with commutative conditions or provides for proper compensatory payment

Braskem and Petrobras negotiated the commercial, operational and quality conditions for the purchase and sale of propylene (polymer grade), which are compatible with the alternatives of production and commercialization practiced in the Brazilian market, using international references for the Propylene Agreement (polymer grade) and, as such, ensuring the commutativity of the operation for both parties.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.